UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
January 14, 2008
Harmony Gold Mining Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

HARMONY APPOINTS MANAGING DIRECTOR, INTERNATIONAL OPERATIONS
Johannesburg. Monday, 14 January 2008. Harmony Gold Mining Company Limited (Harmony) is pleased to announce the appointment of Johannes van Heerden as Managing Director, International Operations with immediate effect.
Johannes has been acting Managing Director of Harmony’s international operations since September 2007, when he took over the running of these operations from Graham Briggs, Harmony’s new Chief Executive Officer.
Graham Briggs says, “Johannes’ appointment demonstrates Harmony’s commitment to the south-east Asian region. He is supported by an outstanding and experienced team to grow Harmony internationally in the region. We wish him well in advancing the Papua New Guinea projects and Harmony’s international growth opportunities.”
ends.
Issued by Harmony Gold Mining Company Limited
14 January 2008
For more details contact:
Graham Briggs Acting Chief Executive
on +27(0)11 411 2012 +27 (0) 83 265 0274
or
Amelia Soares General Manager, Investor Relations
on +27 (0) 11 411 2314 or +27 (0)82 654 9241
Corporate Office: Randfontein Gold Mine P O Box 1 Randfontein 1796 South Africa
T +27 (11) 411 2000
For the comprehensive set of results please visit www.harmony.co.za
JSE: HAR HAR NYSE: HMY NASDAQ: HMY ISIN No.: ZAE000015228

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: January 14, 2008
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer